SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C.20549

                                   FORM 6-K

                        Report of Foreign Private Issuer
                       Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934

                                 24 April 2003

                              LLOYDS TSB GROUP plc
                (Translation of registrant's name into English)


                              71 Lombard Street
                              London EC3P 3BS
                              United Kingdom


                    (Address of principal executive offices)



Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                          Form 20-F..X..Form 40-F.....


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes .....No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule
12g3-2(b): 82- ________



                                  Index to Exhibits

Item

No. 1 Regulatory News Service Announcement, dated 24 April 2003 re: Directorate Change

                                                                  24 April, 2003


LLOYDS TSB GROUP BOARD CHANGES

The board is pleased to announce that Angela Knight and Wolfgang Berndt have been appointed non-executive directors of Lloyds TSB Group plc from 1st May, 2003.

Angela Knight, is Chief Executive of the Association of Private Client Investment Managers and Stockbrokers and holds non-executive directorships with LogicaCMG plc, South East Water plc and the Port of London Authority.

Wolfgang Berndt is a non-executive director of Cadbury Schweppes plc and GfK AG, and is Chairman of the Institute for the Future.


                                     -ends-

For further information:

Lloyds TSB Press Office

Tel: 020 7626 1500

Notes:

(1)  Biographical details of the new directors are attached.

(2) To comply with paragraph 16.4 of the UK Listing Authority listing rules, the company confirms that:


     (i)    Mrs. Knight is a director of LogicaCMG plc and South East Water plc;

     (ii)   Dr. Berndt is a director of Cadbury Schweppes plc;

     (iii) Except as disclosed above, neither of these directors held any directorship in any other UK publicly quoted company in the past five years; and

     (iv) there are no matters required by paragraphs 6.F.2(b) to (g) of the listing rules to be disclosed regarding these directors.

        BIOGRAPHICAL DETAILS

        ANGELA KNIGHT

        Angela Knight (aged 52) began her career with Air Products Limited, an American industrial gas company.

        From 1987 to 1992 she was Councillor and Chief Whip on Sheffield City Council. She entered parliament in 1992 as MP for Erewash and was Economic Secretary to the Treasury between 1995 and 1997.

        Angela has been a director of Scottish Widows since 1997 and Deputy Chairman since 2002, and is currently Chief Executive of the Association of Private Client Investment Managers and Stockbrokers. She is also a non-executive director of LogicaCMG plc, South East Water plc and the Port of London Authority.

        DR. WOLFGANG BERNDT

        Wolfgang Berndt (aged 60) joined Proctor and Gamble in 1967 and held a number of senior and general management appointments there, particularly in Europe and North America, before retiring in 2001. In 2002, he joined the boards of Cadbury Schweppes plc and GfK AG, an international leader in market research. He is also Chairman of the Institute for the Future, based in San Francisco.


                                   Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                              LLOYDS TSB GROUP plc
                                  (Registrant)



                                    By:       M D Oliver

                                    Name:     M D Oliver

                                    Title:    Director of Investor Relations



Date:     24 April 2003